T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	www.levon.com

January 28, 2010	TSX-V Trading symbol: LVN
Berlin & Frankfurt: LO9

GRANT OF STOCK OPTIONS

Levon Resources Ltd. (the “Company”) announces that it has granted incentive stock options for the purchase of up to 600,000 common shares at a price of $0.70 per share exercisable on or before January 28, 2015 to directors, officers and consultants of the Company.

The options are subject to a stock option plan.

ON BEHALF OF THE BOARD
“Ron Tremblay”
______________________________
Ron Tremblay
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.